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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                        (Amendment No.              )*
                                      --------------

                      Central European Distribution Corporation
--------------------------------------------------------------------------------
                                  (Name of Issuer)

                                    Common Stock
--------------------------------------------------------------------------------
                           (Title of Class of Securities)

                                      153435102
                    ---------------------------------------------
                                   (CUSIP Number)

                                  December 31, 2004
           --------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

       Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                                [X] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 Page 1 of 10 pages

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CUSIP No. 153435102                   13G                     Page 2 of 10 Pages
         -----------

--------------------------------------------------------------------------------
 1.   Name of Reporting Person.
      I.R.S. Identification Nos. of Above Persons (entities only).

         Oberweis Asset Management, Inc.
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box If a Member of a Group (See Instructions)
                                                                (a) [_]
         Not Applicable                                         (b) [_]
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

         Illinois
--------------------------------------------------------------------------------
                     5.   Sole Voting Power
   NUMBER OF                 None
    SHARES         -------------------------------------------------------------
 BENEFICIALLY        6.   Shared Voting Power
   OWNED BY                  966,000
     EACH          -------------------------------------------------------------
  REPORTING          7.   Sole Dispositive Power
    PERSON                   None
     WITH          -------------------------------------------------------------
                     8.   Shared Dispositive Power
                             966,000
--------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person

         966,000
--------------------------------------------------------------------------------
10.   Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)
                                                                    [_]
         Not Applicable
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

         5.9%
--------------------------------------------------------------------------------
12.   Type of Reporting Person (See Instructions)

         IA
--------------------------------------------------------------------------------

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CUSIP No. 153435102                   13G                     Page 3 of 10 Pages
         -----------


--------------------------------------------------------------------------------
 1.   Name of Reporting Person.
      I.R.S. Identification Nos. of Above Persons (entities only).

         James D. Oberweis
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box If a Member of a Group (See Instructions)
                                                                (a) [_]
         Not Applicable                                         (b) [_]
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

         U.S.A.
--------------------------------------------------------------------------------
                     5.   Sole Voting Power
   NUMBER OF                 None
    SHARES         -------------------------------------------------------------
 BENEFICIALLY        6.   Shared Voting Power
   OWNED BY                  966,000
     EACH          -------------------------------------------------------------
  REPORTING          7.   Sole Dispositive Power
    PERSON                   None
     WITH          -------------------------------------------------------------
                     8.   Shared Dispositive Power
                             966,000
--------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person

         966,000
--------------------------------------------------------------------------------
10.   Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)
                                                                    [_]
         Not Applicable
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

         5.9%
--------------------------------------------------------------------------------
12.   Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

CUSIP No. 153435102                   13G                     Page 4 of 10 Pages
         -----------


--------------------------------------------------------------------------------
 1.   Name of Reporting Person.
      I.R.S. Identification Nos. of Above Persons (entities only).

         James W. Oberweis
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box If a Member of a Group (See Instructions)
                                                                (a) [_]
         Not Applicable                                         (b) [_]
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

         U.S.A.
--------------------------------------------------------------------------------
                     5.   Sole Voting Power
   NUMBER OF                 None
    SHARES         -------------------------------------------------------------
 BENEFICIALLY        6.   Shared Voting Power
   OWNED BY                  966,000
     EACH          -------------------------------------------------------------
  REPORTING          7.   Sole Dispositive Power
    PERSON                   None
     WITH          -------------------------------------------------------------
                     8.   Shared Dispositive Power
                             966,000
--------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person

         966,000
--------------------------------------------------------------------------------
10.   Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)
                                                                    [_]
         Not Applicable
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

         5.9%
--------------------------------------------------------------------------------
12.   Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

Item 1(a)          Name of Issuer:

                            Central European Distribution Corporation

Item 1(b)          Address of Issuer's Principal Executive Offices:

                            Two Bala Plaza, Suite 300
                            Bala Cynwyd, Pennsylvania  19004

Item 2(a)          Name of Person Filing:

                            Oberweis Asset Management, Inc. ("OAM")
                            James D. Oberweis
                            James W. Oberweis

Item 2(b)          Address of Principal Business Office or, if none, Residence:

                            OAM, James D. Oberweis and James W. Oberweis are
                              located at:
                            951 Ice Cream Drive, Suite 200
                            North Aurora, IL  60542

Item 2(c)          Citizenship:

                            OAM is an Illinois Corporation.
                            James D. Oberweis and James W. Oberweis are U.S.
                              citizens.


Item 2(d)          Title of Class of Securities:

                            Common Stock

Item 2(e)          CUSIP Number:

                            153435102

Item 3             Type of Person:

                            (e) OAM is an investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).
                                    James D. Oberweis and James W. Oberweis are the principal stockholders of OAM.

Item 4             Ownership (at December 31, 2004):

                            (a) Amount owned "beneficially" within the meaning of rule 13d-3:

                                    966,000 shares

                            (b)     Percent of class:

                                    5.9% (based on 16,348,211 shares
                                    outstanding on July 28, 2004)



                                 Page 5 of 10 pages

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                            (c) Number of shares as to which such person has:

                                   (i) sole power to vote or to direct the vote:
                                       none
                                  (ii) shared power to vote or to direct the
                                       vote: 966,000
                                 (iii) sole power to dispose or to direct the
                                       disposition of: none
                                  (iv) shared power to dispose or to direct
                                       disposition of: 966,000

                            OAM serves as investment adviser to The Oberweis Funds (the "Fund"). Various of OAM's shareholders and employees are also officers and trustees of the Fund, but OAM does not consider the Fund to be controlled by such persons. Although the Fund is not controlled by OAM, pursuant to Rule 16d-3(a) the 966,000 shares beneficially owned by the Fund, with respect to which the Fund has delegated to OAM shared voting power and shared dispositive power, are considered to be shares beneficially owned by OAM by reason of such delegated powers. In addition to the shares beneficially owned by the Fund, other clients of OAM may own shares which are not included in the aggregated number of shares reported herein because OAM does not have or share voting or investment power over those shares.

Item 5             Ownership of Five Percent or Less of a Class:

                            Not Applicable

Item 6             Ownership of More than Five Percent on Behalf of Another
                   Person:

                            The shares reported herein have been acquired on behalf of discretionary clients of OAM. Persons other than OAM are entitled to receive all dividends from, and proceeds from the sale of, those shares.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                   Company:

                            Not Applicable

Item 8             Identification and Classification of Members of the Group:

                            Not Applicable

Item 9             Notice of Dissolution of Group:

                            Not Applicable

                               Page 6 of 10 pages

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Item 10            Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               Page 7 of 10 pages

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                                   Signature
                                   ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14,2005

                    The undersigned corporation, on the date above written, agrees and consents to the joint filing on its behalf of this Schedule 13G in connection with its beneficial ownership of the security reported herein.

                                               OBERWEIS ASSET MANAGEMENT, INC.


                                               By:  /s/ Patrick B. Joyce
                                                    ----------------------------
                                                        Patrick B. Joyce
                                                        Executive Vice President


                    The undersigned individual, on the date above written, agrees and consents to the joint filing on his behalf of this Schedule 13G in connection with his beneficial ownership of the security reported herein.


                                               By:  /s/ James D. Oberweis
                                                    ----------------------------
                                                        James D. Oberweis


                    The undersigned individual, on the date above written, agrees and consents to the joint filing on his behalf of this Schedule 13G in connection with his beneficial ownership of the security reported herein.


                                               By:  /s/ James W. Oberweis
                                                    ----------------------------
                                                        James W. Oberweis


                               Page 8 of 10 pages

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                                 Exhibit Index
                                 -------------

Exhibit 1 Joint Filing Agreement dated as of February 14, 2005 between Oberweis Asset Management, Inc., James D. Oberweis and James W. Oberweis









                               Page 9 of 10 pages